May 11, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F Street N.E.
Washington, D.C. 20549

Re:	McDonald's Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2019
File No. 001-05231

Dear Division of Corporate Finance:

McDonald's Corporation (“McDonald’s,” the “Company,” “we,” or “our”) has received your letter dated April 27, 2020 with respect to the review by the staff (the “Staff”) of the Securities and Exchange Commission of the Company’s Form 10-K for the fiscal year ended December 31, 2019.

For the convenience of the Staff, the comments in your April 27, 2020 letter are repeated herein and the Company’s responses are set forth immediately below such comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Income
Operating margin, page 15

1.
The operating income margin appears to materially differ between your principal U.S. and International Operated Markets segments for each year presented. Please consider discussing the material factors causing the difference so investors may understand the relative contribution of each segment.

RESPONSE:

The primary driver causing operating margin of the U.S. and International Operated Markets (“IOM”) segments to materially differ from one another for each year presented is due to each of the segment’s ownership structure, and primarily its percentage of franchised restaurants. The operating margin percent for a franchised restaurant is higher than that of a Company-owned restaurant due to the fact that franchised margin expenses (primarily comprised of lease expense and depreciation expense) are lower and relatively fixed, whereas Company-operated restaurant expenses are higher and have more variable cost components that fluctuate with sales. As a perspective, prior to COVID-19, the Company generated franchised margin percents between 75% to 85%, while Company-operated margin percents were between 15% to 20%.

As of December 31, 2019, the U.S. segment was 95% franchised and the IOM segment was 84% franchised. These percentages are disclosed within the Segment and Geographic Information footnote on page 45 of the Form 10-K. Within the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Form 10-K, the Company discloses Company-operated sales and Franchised revenues generated by each segment separately. The Company also discloses the components of operating income by segment throughout MD&A, which includes franchised margins, Company-operated margins, and selling, general and administrative expenses.

McDonald’s believes that the Form 10-K provides meaningful information for a reader to understand the drivers of operating margin by segment. The Company does not calculate or disclose operating margin by segment, as we do not set targets or provide guidance for this metric by segment. Further, the ownership structure, which is the primary driver of operating margin, is affected by refranchising transactions, and the timing of these transactions within various markets is generally hard to predict, therefore, the Company has provided a long-term outlook for operating margin on a consolidated basis only.

The Company’s management does not make key business decisions based on this particular metric by segment, and therefore we do not plan to provide operating margin by segment in future filings. However, we will provide additional information in the definition of consolidated operating margin to describe the differences in segment contributions. This additional information was provided on page 23 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 7, 2020 and will also be included in future filings [changes to address the comment are emphasized in bold]:

•
Operating Margin: Operating margin is defined as operating income as a percent of total revenues. The contributions to operating margin differ by segment due to each segment's ownership structure, primarily due to the relative percentage of franchised versus Company-operated restaurants. Additionally, the number of temporary restaurant closures, which vary by segment, as a result of COVID-19, will also impact the contribution of each segment to the consolidated operating margin.

Operating margin was 35.9% and 41.7% for the quarters ended 2020 and 2019, respectively. The decrease in operating margin percent was driven by a decline in sales performance, higher other operating expenses and higher G&A spend.

Contractual Obligations and Commitments, page 19

2.
It appears from your disclosure certain purchase commitments that are not recognized in the consolidated financial statements and are primarily related to construction, inventory, energy, marketing and other service related arrangements that occur in the normal course of business have been excluded from the table of contractual obligations. You further state such commitments are generally shorter term in nature, will be funded from operating cash flows, and are not significant to your overall financial position. Because the purpose of the table is to improve investors' ability to assess liquidity and capital resource needs, please explain to us the relative materiality of these commitments to your operating cash flows and what period of time is meant by "shorter term in nature."

RESPONSE:

As the purpose of the table is to improve investors’ ability to assess liquidity and capital resource needs, we have focused attention on our operating leases and debt obligations as they represent the most significant contractual obligations of the Company and are most relevant to an investor assessing our liquidity and potential capital resource needs. The Company also provides a narrative, which specifically acknowledges certain liabilities recorded in its financial statements related to supplemental benefit plans and unrecognized tax benefits, that are discussed further within the Benefit Plan and Tax footnotes in our Form 10-K, respectively. In addition, in an effort to acknowledge certain other non-significant items not included in the table or recorded elsewhere in our financial statements, the Company discusses identified items and their potential source of funding.

On an annual basis, the Company employs a robust process in which we seek out potential purchase commitments or obligations from those individuals within the Company most likely to have knowledge of these types of commitments. These inquiries are designed to capture financial commitments of the Company that exceed $1 million USD. Although the inquiries are designed to capture significant items, many of the responses received are less than the designated $1 million threshold, and even when aggregated, the combined total is less than 5% of our 2019 operating cash flows. Furthermore, many of the identified commitments through this process are not subject to legally binding contracts or permit cancellation with no or minimal costs to the Company. The majority of the identified commitments are for ongoing business operations and range in periods anywhere from less than 12 months to 36 months.

Throughout the MD&A and Outlook sections of our Form 10-K, the Company discusses and provides guidance on key annual operating obligations that impact cash flows and liquidity, such as restaurant margin expenses (a subset of which is our lease obligations), selling, general & administrative expenses, capital expenditures and interest expense. The Company believes that focusing attention on the operating lease and debt obligations within the table, and then acknowledging the less significant items in the subsequent narrative and other areas of the filing, provides investors with a clear understanding of the Company’s liquidity and capital resource needs. In an effort to provide even more clarity to our investors, beginning with the Form 10-K for the fiscal year ending December 31, 2020, we will change our disclosure to address the comment to read as follows:

On a recurring basis, the Company contracts with vendors and suppliers in the normal course of business. These contracts may include items related to construction projects, inventory, energy, marketing, technology and other services. Generally, these items are shorter term in nature and have no minimum payment requirements. They are funded from operating cash flows and reflected in other areas of the Form 10-K (e.g., franchised margins, Company-operated margins and selling, general and administrative expenses that are reflected in the Consolidated Statement of Income and capital expenditures that are reflected on the Consolidated Statement of Cash Flows).

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Advertising Costs, page 41

3.
You disclose advertising costs of company operated restaurants and franchisees consist of contributions to advertising cooperatives. You further disclose the costs incurred by these advertising cooperatives are approved and managed jointly by vote of both company operated restaurants and franchisees. Please tell us in detail how these advertising cooperatives operate, the significant terms of these arrangements for both company operated restaurants and franchisees and your accounting for the cooperatives, particularly in regard to the costs incurred by and contributions to them. Additionally, explain to us the basis for your conclusion that consolidation of these cooperatives is not appropriate.

RESPONSE:

The Company and its franchisees are members of national and local advertising cooperatives in countries in which it does business around the world. The cooperatives are operated for the collective benefit of its members to secure and pay for advertising costs. Advertising cooperatives receive contributions from both franchisees and Company-operated restaurants based on a percentage of their respective sales. The proportion of contributions from Company-operated restaurants is commensurate with the percentage of Company-operated sales in each country, and are reflected within Company-operated expenses, as sales are incurred. The contributions from Company-operated restaurants are disclosed annually in the Advertising Costs footnote in our Form 10-K. Globally, McDonald’s is 93% franchised and sales from Company-operated restaurants represented approximately 10% of total Systemwide sales for 2019. The cooperatives are not designed to make a profit. Their activities are strictly limited to promoting products offered for sale in restaurants using advertising support.

There are two advertising cooperative models across the McDonald’s System, with the majority operated as independent legal entities (variable interest entities as assessed under Accounting Standards Codification ("ASC") 810 "Consolidation") that make up over 80% of total annual Systemwide advertising spend. The remaining less than 20% are operated as consolidated pass through entities and are accounted for under ASC 606 “Revenue Recognition - Revenue from Contracts with Customers”, primarily as an agent.

The advertising cooperatives were created in order to have a formalized manner in which to conduct advertising for McDonald’s brand on behalf of the McDonald’s system. McDonald’s does not have any equity ownership interests in these cooperatives. The purpose of the cooperatives is to promote products and services offered for sale by the members of the cooperative through the purchase of national or local advertising (through all media channels) and marketing support. All franchise members and McDonald’s (for Company-owned restaurants) contribute a consistent percentage of sales to these entities, which generate market wide advertising for the McDonald’s System.

An operating committee is established for each country’s cooperative to represent the Company-owned restaurants and franchisees in cooperative decisions. The annual marketing plan in each country and any subsequent interim revisions are subject to a vote of the respective country’s cooperative operating committee, and includes all marketing campaigns and expenditures therein, along with approvals of annual restaurant contribution rates. Any increase in the approved annual cooperative budget must also be approved by a majority vote of the operating committee. The operating committee may, but need not, delegate to a governing committee and/or a governing committee chair (if either one exists in that country structure), at its discretion, the authority to modify or commit additional funds within the approved budget or make changes in the plan. However, these delegations are required to be temporary. A governing committee or a governing committee chair may not exceed budgeted expenditures without the approval of the operating committee. The composition of a governing committee, if one exists, must be structured such that McDonald’s does not represent the majority of committee members. McDonald’s is not permitted to chair a governing committee. The composition of an operating committee is based on franchisee and McDonald’s representation within each market that is in line with the relative percentage of franchised and Company-owned restaurants. This results in McDonald’s vote being significantly less than 50%, and McDonald’s therefore does not have the power to direct the activities and expenditures of a cooperative in any one country.

McDonald’s has concluded that in countries where the structure of the cooperative is through an independent legal entity, these advertising cooperatives are variable interest entities in accordance with ASC 810. However, McDonald’s is not the primary beneficiary of these entities as evaluated under ASC 810-10-25-38. McDonald’s does not have the power, through voting or similar rights, to direct the activities of the cooperatives that most significantly impact their economic performance, such as the establishment of the annual restaurant contribution rates and how those contributions are ultimately spent on advertising activities. The Company’s voting is largely consistent with the Company-operated restaurant percentage in each market. As such, the Company has significantly less than half of the voting power in each country, and therefore cannot make any controlling decisions, nor does McDonald’s have any participating rights (i.e., tiebreaker or veto rights). The power of the cooperative is equally distributed across all restaurants, as no one restaurant benefits more than any other.

McDonald’s has concluded that consolidation of these advertising cooperatives is not appropriate. Therefore, as mentioned above, we reflect advertising expenses for Company-operated restaurants at the time the obligation to the cooperative is due, which is as sales are incurred. As the advertising cooperatives generally operate on a zero based budget (i.e., all funds that are received are spent in a given year), any assets or liabilities that remain with the cooperative at the end of any year are immaterial, and therefore no disclosure of these assets or liabilities is necessary.

In addition, McDonald’s may contract for production costs for radio and television advertising outside of the cooperative structure and/or in addition to advertising services managed by the cooperatives, as needed. These production costs as well as marketing-related expenses are included in Selling, general & administrative expenses.

In order to provide an investor with greater clarity into our accounting for advertising cooperatives, beginning with the Form 10-K for the fiscal year ending December 31, 2020, that we will enhance our disclosure to read as follows [changes to address the comment are emphasized in bold]:

Advertising costs included in operating expenses of Company-operated restaurants primarily consist of contributions to advertising cooperatives and were (in millions): 2020-$xxx; 2019-$xxx; 2018-$xxx. In addition, significant advertising costs are incurred by conventional franchisees through contributions to advertising cooperatives in individual markets. In the markets that make up the vast majority of the Systemwide advertising spend, including the U.S., McDonald’s is not the primary beneficiary of these entities, and therefore has concluded that consolidation would not be appropriate, as the Company does not have the power through voting or similar rights to direct the activities of the cooperatives that most significantly impact their economic performance.

Production costs for radio and television advertising are expensed when the commercials are initially aired. These production costs, primarily in the U.S., as well as other marketing-related expenses are included in Selling, general & administrative expenses and were (in millions): 2020-$xxx; 2019-$xxx; 2018-$xxx.

Controls and Procedures
Disclosure Controls, page 59

4.
Your conclusion regarding the effectiveness of disclosures controls and procedures specifically addressed only a portion of the definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). The portion of the definition not addressed is in regard to disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management´s conclusion solely to the portion referred to. Please represent to us and revise future filings to state management´s conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

RESPONSE:

The Company represents that for the fiscal year ended December 31, 2019, management’s conclusion set forth in the Form 10-K with respect to disclosure controls and procedures was on the basis of the full definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). The Company will revise its future filings to state management’s conclusion in regard to disclosure controls and procedures as fully defined in Exchange Act Rules 13a-15(e) and 15d-15(e). In addition, the Company has included the following conclusion regarding the effectiveness of its disclosure controls and procedures on page 32 in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 7, 2020, which will also be included in future filings [changes to address the comment are emphasized in bold]:

An evaluation was conducted under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of March 31, 2020. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of such date to provide reasonable assurances that information required to be disclosed by the Company in the reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

***

We appreciate your consideration of the response provided herein and look forward to hearing from you. If you have any additional comments or questions regarding these matters, please do not hesitate to contact Catherine Hoovel at catherine.hoovel@us.mcd.com or me at kevin.ozan@us.mcd.com.

Very Truly Yours,

/s/ Kevin Ozan
Kevin Ozan Corporate Executive Vice President and Chief Financial Officer

cc:
Christopher Kempczinski, President, Chief Executive Officer and Director
Jerome Krulewitch, Corporate Executive Vice President, General Counsel and Secretary
Catherine Hoovel, Corporate Vice President - Chief Accounting Officer
Sean Richards, Ernst & Young LLP